RNS Half-year/Interim Report HALF-YEAR REPORT UNILEVER PLC Released 07:00:12 25 July 2023 RNS Number : 0853H Unilever PLC 25 July 2023        2023 First Half Results    Solid first half performance, continued growth across all Business Groups     Underlying performance                                                       GAAP measures   (unaudited) 2023 vs 2022 2023 vs 2022 First Half Underlying sales growth (USG) 9.1% Turnover €30.4bn 2.7% Beauty & Wellbeing 9.1% Beauty & Wellbeing €6.2bn 8.6% Personal Care 10.8% Personal Care €6.9bn 7.3% Home Care 8.4% Home Care €6.2bn 3.0% Nutrition 10.4% Nutrition €6.6bn (7.1)% Ice Cream 5.7% Ice Cream €4.5bn 3.9% Underlying operating profit €5.2bn 3.3% Operating profit €5.5bn 22.6% Underlying operating margin 17.1% 10bps Operating margin 18.1% 290bps Underlying earnings per share €1.39 3.9% Diluted earnings per share €1.40 23.6% Free cash flow €2.5bn €0.2bn Net profit €3.9bn 20.7% Second Quarter USG 7.9% Turnover €15.7bn (0.4)% Quarterly dividend payable in September 2023 €0.4268 per share (a) (a)   See note 10 for more information on dividends First half highlights • Underlying sales growth of 9.1%, driven by all Business Groups, with 9.4% price growth and (0.2)% volume • Turnover increased 2.7% to €30.4 billion, with (3.2)% from currency and (2.7)% from disposals net of acquisitions • Underlying operating profit improved 3.3% to €5.2 billion, with a 10bps margin improvement to 17.1% • Underlying earnings per share improved 3.9%, diluted EPS up 23.6%, boosted by profit on disposals and lower restructuring spend • Completed third €750 million tranche of our ongoing share buyback programme of up to €3 billion • Brand and marketing investment increased €0.4 billion in constant exchange rates • Our billion+ Euro brands, accounting for 55% of Group turnover, delivered underlying sales growth of 10.8%, led by strong performances from Rexona, Hellmann's, OMO, Sunsilk and Lux • Continued portfolio reshaping with the announced acquisition of the frozen yoghurt brand Yasso and the sale of the Suave brand in North America Chief Executive Officer statement "Unilever's performance in the first half highlights the qualities that attracted me to the business: an unmatched global footprint, a portfolio of great brands and a team of talented people. My early immersion in the business has confirmed my belief in Unilever's strong fundamentals. The task ahead is to leverage these core strengths - supported by our simplified operating model - to drive improved performance and competitiveness. This is our absolute priority and it will mean bringing greater focus and sharper execution, with science-backed innovations and investment behind our brands. This opportunity to step up our performance and unlock our full potential makes it an exciting time to lead Unilever. I look forward to sharing further details when we report our Q3 results in October."   Hein Schumacher   Outlook In a volatile and high-cost environment, we will deliver another year of strong underlying sales growth in 2023. We expect underlying sales growth for the full year to be above 5%, ahead of our multi-year range, with underlying price growth continuing to moderate through the year. Our expectation for net material inflation (NMI) for 2023 is around €2 billion of which €0.4 billion is anticipated in the second half. We continue to expect a modest improvement in underlying operating margin for the full year, reflecting higher gross margin and increased investment behind our brands.   First Half Review: Unilever Group     (unaudited) Turnover USG UVG UPG A&D Currency Turnover change UOM% Change in UOM First Half €30.4bn 9.1% (0.2)% 9.4% (2.7)% (3.2)% 2.7% 17.1% 10bps Second Quarter €15.7bn 7.9% (0.3)% 8.2% (2.6)% (5.2)% (0.4)%   Performance Underlying sales growth in the first half was 9.1%, with 9.4% from price and (0.2)% from volume. As underlying price growth has sequentially moderated from 13.3% in the fourth quarter of 2022, volumes were virtually flat with a step- up in performance in Beauty & Wellbeing and Personal Care offsetting volume declines elsewhere. The percentage of our business winning market share* on a rolling 12 month-basis has reduced to 41%, reflecting the impact of a 17% SKU reduction, pricing dynamics, and consumer shifts in certain markets. These included Tea and Laundry value segments in India and Brazil respectively, and super- premium segments in Personal Care North America. We continue to focus on the longer-term health and competitiveness of the business while developing the portfolio into high-growth spaces and channels. Beauty & Wellbeing grew underlying sales by 9.1%. Volume growth of 3.8% was led by continued double-digit growth in Prestige Beauty and Health & Wellbeing, as well as strong growth in Hair Care. Personal Care underlying sales were up 10.8%, driven by price and 3.2% volume growth with strong sales of Deodorants. Home Care grew 8.4% with volumes almost flat in emerging markets and down in Europe. Nutrition grew 10.4% with strong growth of Dressings, while underlying volumes of (1.9)% reflect a challenging European market. Ice Cream underlying sales growth was 5.7%, with volumes down 5.2% due to the in-home segment. Emerging markets grew underlying sales by 10.6% with price of 10.0% and a return to positive volume growth at 0.6%. Latin America delivered 16.3% underlying sales growth with price moderating and volume up 1.6%. South Asia grew double-digit through price and some volume, driven by India. China grew 7.9%, with improved volumes following the lifting of pandemic-related restrictions. Growth in South East Asia was muted due to a sales decline in Indonesia, while Turkey delivered strong volume growth in a continued hyper-inflationary economy. Developed markets grew underlying sales by 6.9%, with 8.4% from price and (1.4)% from volume. Volumes held up well in North America, while underlying price growth remained elevated in Europe given its higher exposure to categories with significant cost inflation. Turnover increased 2.7% to €30.4 billion, which included a currency impact of (3.2)% and (2.7)% from disposals net of acquisitions. Underlying operating profit was €5.2 billion, up 3.3% versus the prior year. Underlying operating margin improved by 10bps to 17.1%. Gross margin increased by 30bps despite €1.6 billion of net material inflation and increased production and logistics costs. The cost increases were fully mitigated by pricing, savings and improved mix. After several periods of high cost inflation, gross margin remains 270bps below its level at H1 2019. Brand and marketing investment stepped up by €0.4 billion in constant exchange rates, a 30bps increase as a percentage of turnover in current exchange rates. Overheads improved by 10bps due to growth leverage while we continued to invest in capabilities and our Prestige Beauty and Health & Wellbeing businesses. *Competitiveness % Business Winning measures the aggregate turnover of the portfolio components (country/category cells) gaining value market share as a % of the total turnover measured by market data. As such, it assesses what percentage of our revenue is being generated in areas where we are gaining market share   Operating model and capital allocation Since 1 July 2022, our simpler, more category-focused operating model for Unilever has been in place, organised around five Business Groups and a technology-driven backbone, Unilever Business Operations. We continue to expect around €600 million of cost savings, with the majority delivered by the end of 2023. After completing two €750 million tranches in 2022 of our ongoing share buyback programme of up to €3 billion, we completed a third €750 million tranche on 2 June 2023. The quarterly interim dividend for the second quarter is maintained at €0.4268. We completed the sale of the Suave brand in North America on 1 May 2023. On 14 June, we announced the acquisition of Yasso Holdings, Inc., a premium frozen Greek yogurt brand in the United States.   Conference Call Following the release of this trading statement on 25 July 2023 at 7:00 AM (UK time), there will be a live webcast at 8:00 AM available on the website www.unilever.com/investor-relations/results- and-presentations/latest-results. A replay of the webcast and the slides of the presentation will be made available after the live meeting.     First Half Review: Business Groups     First Half 2023 Second Quarter 2023 (unaudited) Turnover USG UVG UPG Change in UOM Turnover USG UVG UPG Unilever €30.4bn 9.1% (0.2)% 9.4% 10bps €15.7bn   7.9%   (0.3)%   8.2% Beauty & Wellbeing €6.2bn 9.1% 3.8% 5.1% 0bps €3.1bn   8.8%   4.9%   3.7% Personal Care €6.9bn 10.8% 3.2% 7.3% (10)bps €3.5bn   9.0%   3.4%   5.4% Home Care €6.2bn 8.4% (2.5)% 11.2% 30bps €3.0bn   6.7%   (2.1)%   9.0% Nutrition €6.6bn 10.4% (1.9)% 12.6% 80bps €3.3bn   8.9%   (2.6)%   11.8% Ice Cream €4.5bn 5.7% (5.2)% 11.5% (100)bps €2.8bn   5.6%   (5.8)%   12.1%   Beauty & Wellbeing 20% of Group turnover (unaudited) Turnover USG UVG UPG A&D Currency Turnover change UOM% Change in UOM First Half €6.2bn 9.1% 3.8% 5.1% 2.6% (3.0)% 8.6% 18.9% 0bps Second Quarter €3.1bn 8.8% 4.9% 3.7% 1.9% (5.5)% 4.8% Beauty & Wellbeing underlying sales grew 9.1%, with 5.1% from price and 3.8% from volume. Hair Care grew high single-digit with positive volume growth driven by the Americas. Sunsilkand TRESemmé delivered double-digit growth helped by successful relaunches. Core Skin Care grew mid-single digit with Vaseline performing strongly, as we extended the successful Gluta-Hya range into the pro age segment, offering additional benefits and bringing new consumers to the brand. In North Asia, sales of AHC declined double-digit as we reset the cross-border channel. Prestige Beauty and Health & Wellbeing delivered another period of volume-led, double-digit growth. In Prestige, Paula's Choice, Dermalogica and Hourglass delivered strong growth supported by new product launches backed by cutting-edge science and technology such as Dermalogica's phyto nature oxygen cream. In Health & Wellbeing, Liquid IV continued to perform well, and we launched three sugar-free variants of its hydration technology without compromise on flavour or function. Underlying operating margin was flat with an improvement in gross margin offset by an increase in overheads.   Personal Care 23% of Group turnover (unaudited) Turnover USG UVG UPG A&D Currency Turnover change UOM% Change in UOM First Half €6.9bn 10.8% 3.2% 7.3% (0.3)% (2.9)% 7.3% 20.0% (10)bps Second Quarter €3.5bn 9.0% 3.4% 5.4% (0.6)% (5.0)% 2.9% Personal Care underlying sales grew 10.8% with price growth of 7.3% and volume growth of 3.2%. Deodorants delivered high double-digit growth driven by Europe and the Americas, where volumes were boosted by a recovery in service levels and associated pipeline fill. Axe grew double-digit as we rolled out the Fine Fragrance range, combining odour protection with fine fragrances. We launched new variants under Rexona which build on our superior 72-hour technology, delivering high double-digit growth for the brand. The Dove Personal Care portfolio also grew double-digit. Skin Cleansing grew high single-digit with strong growth in Latin America and South Asia. Oral Care grew high single-digit as we relaunched Pepsodent in South East Asia. Underlying operating margin decreased 10bps with an improvement in gross margin and a reduction in overheads more than offset by a step-up in brand and marketing investment. Home Care 20% of Group turnover (unaudited) Turnover USG UVG UPG A&D Currency Turnover change UOM% Change in UOM First Half €6.2bn 8.4% (2.5)% 11.2% -% (5.0)% 3.0% 12.3% 30bps Second Quarter €3.0bn 6.7% (2.1)% 9.0% -% (7.3)% (1.1)% Home Care underlying sales grew 8.4%, with 11.2% from price and (2.5)% from volume. Fabric Cleaning grew double-digit. In Europe, we rolled out OMO capsules with plastic free packaging to more countries, delivering top cleaning performance with less plastic and less chemicals and contributing to improved volumes and double-digit growth for the brand. Fabric Enhancers grew mid single-digit driven by price. In China, Comfort Beads were relaunched with improved fragrance that lasts longer. In Latin America, we introduced the first product range specifically designed for the Launderette and Hospitality segment, delivering the perfect white wash, under both the OMO and Comfort brands. Home & Hygiene grew mid-single digit while the Air Wellness business declined. Underlying operating margin improved 30bps led by an improvement in gross margin. Nutrition 22% of Group turnover (unaudited) Turnover USG UVG UPG A&D Currency Turnover change UOM% Change in UOM First Half €6.6bn 10.4% (1.9)% 12.6% (13.1)% (3.2)% (7.1)% 18.4% 80bps Second Quarter €3.3bn 8.9% (2.6)% 11.8% (12.6)% (4.7)% (9.3)%     Nutrition underlying sales grew 10.4%, with 12.6% from price and (1.9)% from volume. Scratch Cooking Aids grew high single-digit. Growth was price-led with negative volume, particularly in Europe and North America. Dressings continued to grow double-digit with Hellmann's driving sales during the Easter and BBQ season, combining the "make taste, not waste" campaign with innovation such as spicy mayonnaise in the United States. Unilever Food Solutions accelerated its double-digit growth through the first half with China returning to double- digit growth in the second quarter. Underlying operating margin increased by 80bps, mainly driven by a reduction in overheads, partially offset by lower gross margin as a result of continued input cost inflation.

Ice Cream 15% of Group turnover (unaudited) Turnover USG UVG UPG A&D Currency Turnover change UOM% Change in UOM First Half €4.5bn 5.7% (5.2)% 11.5% -% (1.7)% 3.9% 15.0% (100)bps Second Quarter €2.8bn 5.6% (5.8)% 12.1% -% (3.3)% 2.1% Ice Cream underlying sales grew 5.8%, with 11.5% from price and (5.2)% from volume. In-home Ice Cream grew low-single digit as volumes continued to be impacted by lower consumption due to the discretionary nature of the category in an inflationary environment. Out-of-home Ice Cream grew double-digit with positive price and positive volume. In Europe, poor weather in April and May was largely offset by good weather in June. Magnumgrew high single-digit with the Starchaser and Sunlover limited edition innovation performing well. In North America, we launched Talenti mini gelato and sorbetto bars, the perfect indulgent snack to be enjoyed on the go. The Heart brand grew mid-single digit, supported by a new plant-based variant under the Twister range. Underlying operating margin declined 100bps due to an input cost driven reduction in gross margin.     First Half Review: Geographical Areas   First Half 2023 Second Quarter 2023 (unaudited) Turnover USG UVG UPG Turnover USG UVG UPG Unilever   €30.4bn   9.1%   (0.2)%   9.4%    €15.7bn    7.9%    (0.3)%    8.2% Asia Pacific Africa   €13.4bn   9.1%   1.1%   8.0%      €6.7bn    8.3%    1.8%    6.5% The Americas   €10.9bn   10.6%   1.8%   8.6%      €5.7bn    9.5%    2.9%    6.4% Europe      €6.1bn   6.4%   (6.8)%   14.2%      €3.3bn    4.3%    (9.7)%    15.5%     First Half 2023 Second Quarter 2023 (unaudited) Turnover USG UVG UPG Turnover USG UVG UPG Emerging markets   €17.7bn   10.6%   0.6%   10.0%      €9.0bn    9.7%    1.3%    8.3% Developed markets   €12.7bn   6.9%   (1.4)%   8.4%      €6.7bn    5.4%    (2.4)%    8.0% North America      €6.7bn   7.4%   2.0%   5.3%      €3.5bn    6.7%    3.0%    3.6% Latin America      €4.2bn   16.3%   1.6%   14.5%      €2.2bn    14.3%    2.8%    11.1%   Asia Pacific Africa 44% of Group turnover Underlying sales growth was 9.1% with price growth of 8% and volume growth of 1.1%. India delivered high single-digit growth through price and volume. China grew high single-digit as growth recovered in the second quarter with volume-led, double-digit growth against a softer prior year comparator which was impacted by lockdowns. In South East Asia, Indonesia declined mid single-digit as volumes softened and we adjusted pricing to build back competitiveness. The Philippines, Thailand and Vietnam all grew with contributions from both price and volume. Turkey grew double-digit with positive volume and high double-digit pricing in a difficult and hyperinflationary environment. Africa grew double-digit led by strong price growth that was partially offset by volume decline.   The Americas 36% of Group turnover Underlying sales growth in North America was 7.4% with 5.3% from price and 2% from volume. Performance was led by double-digit growth in Nutrition and Beauty & Wellbeing, driven by Dressings, Prestige Beauty and Health & Wellbeing. Volumes improved in Nutrition, Beauty and Wellbeing and Personal Care but declined in Ice Cream. In Latin America, underlying sales grew 16.3% with 14.5% from price and 1.6% from volume. Brazil grew double-digit with price growth slowing through the first half. Despite high price growth and a difficult environment, Mexico and Argentina delivered positive volume growth.   Europe 20% of Group turnover Underlying sales growth was 6.4% with price at 14.2% and volume at (6.8)%. Pricing remained elevated due to the high exposure to Nutrition and Ice Cream which see continued input cost inflation. Beauty & Wellbeing and Personal Care grew double-digit with positive volume growth while volumes declined in the other three Business Groups. Home Care underlying sales were flat, while Nutrition and Ice Cream grew high and low single-digit respectively. Growth was broad-based and price-led across countries, with the United Kingdom and Spain growing double-digit, driven by Personal Care.   Additional commentary on the financial statements - First Half   Finance costs and tax Net finance costs increased by €32 million to €259 million in 2023. The increase was largely driven by higher cost of debt on bonds and commercial paper. This was partially offset by higher interest income and a higher interest credit from pensions. We continue to expect net finance costs to be in the range of 2.5% to 3.0% on average net debt for 2023. The underlying effective tax rate for the first half decreased to 24.2% from 24.4% in the prior year, largely due to changes in profit mix. The effective rate was 26.9% and includes the adverse impact from the Suave disposal. This compares with 26.8% in the prior year, which included tax costs related to the separation of the tea business.   Joint ventures, associates and other income from non-current investments Net profit from joint ventures and associates was €118 million, an increase of €21 million compared to 2022, mainly driven by the Pepsi-Lipton JVs. Other income from non-current investments was negative at €(10) million, versus €27 million in the prior year.   Earnings per share Underlying earnings per share increased by 3.9% to €1.39, including a negative impact of 5.3% from currency. Constant underlying earnings per share increased by 9.2%. The increase was mainly driven by the operational performance. The reduction in the average number of shares as a result of our share buybacks contributed 1.2%. Diluted earnings per share increased by 23.6% to €1.40, helped by profit on disposals and lower restructuring spend.   Free cash flow Free cash flow in the first half of 2023 was €2.5 billion, up from the €2.2 billion delivered in the first half of 2022. The increase was driven by higher operating profit, partially offset by higher working capital.   Net debt Closing net debt was €24.3 billion compared to €23.7 billion as at 31 December 2022. The increase was driven by dividends paid and €750 million of the executed share buy back programme during the first half. The increase was partially offset by free cash flow delivery and net disposal proceeds.   Pensions Pension assets net of liabilities were in surplus of €2.8 billion at 30 June 2023 versus a surplus of €2.6 billion at the end of 2022. The increase was primarily driven by changes in interest rates reducing liabilities more than assets.   Financial implications and impairment risk in Russia Our Russia business employs approximately 3,000 people in Russia and in the first six months of 2023 the business represented 1.2% of the Group's turnover and 1.5% of the Group's net profit. As at 30 June 2023, our Russia business had net assets of around €800 million, including four factories. In March 2022, we announced our decision to suspend all imports and exports of Unilever products into and out of Russia and cease any capital flows in and out of the country. We will continue to review and disclose the financial implications from the conflict. While the potential impacts remain uncertain, there remains a risk that our operations in Russia are unable to continue, leading to loss of turnover, profit and a write-down of assets.   Share buyback programme On 2 June 2023, we completed the third €750 million tranche of our share buyback programme of up to €3 billion, initiated on 10 February 2022. The total consideration paid for the repurchase of 15,552,684 shares is recorded within other reserves. All shares purchased are held by Unilever as treasury shares. A total of 112,746,434 ordinary shares held in treasury reflecting the shares purchased as part of the company's share buyback programmes in 2021, 2022 and in the first half of 2023 will be cancelled in Q3 2023.   Finance and liquidity In the first six months of 2023, the following notes matured and were repaid: · February: €600 million 0.375% fixed rate notes · March: $550 million 3.125% fixed rate notes · June: €500 million 1.00% fixed rate notes The following notes were issued: · February: €500 million 3.25% fixed rate notes maturing in February 2031 and €500 million 3.50% fixed rate notes due February 2035 · June: €550 million 3.30% fixed rate notes due June 2029 and €700 million 3.40% fixed rate notes due June 2033 On 30 June 2023, Unilever had undrawn revolving 364-day bilateral credit facilities in aggregate of $5,200 million and €2,600 million with a 364-day term out.     Competition Investigations As previously disclosed, Unilever is involved in a number of ongoing investigations by national competition authorities, including those of France and South Africa. These proceedings and investigations are at different stages and concern different product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters. Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever's policy to co-operate fully with competition authorities whenever questions or issues arise. At the same time, we are vigorously defending Unilever when we feel that allegations are unwarranted. The Group continues to reinforce and enhance its internal competition law compliance programme on an ongoing basis.   Non-GAAP measures Certain discussions and analyses set out in this announcement include measures which are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures. Unilever uses 'constant rate', and 'underlying' measures primarily for internal performance analysis and targeting purposes. We present certain items, percentages and movements, using constant exchange rates, which exclude the impact of fluctuations in foreign currency exchange rates. We calculate constant currency values by translating both the current and the prior period local currency amounts using the prior year average exchange rates into euro, except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into euros using the prior year closing exchange rate before the application of IAS 29. The table below shows exchange rate movements in our key markets. First half average rate in 2023 First half average rate in 2022 Brazilian Real (€1 = BRL) 5.493 5.538 Chinese Yuan (€1 = CNY) 7.475 7.083 Indian Rupee (€1 = INR) 88.860 83.337 Indonesia Rupiah (€1 = IDR) 16,277 15,798 Philippine Peso (€1 = PHP) 59.674 56.969 UK Pound Sterling (€1 = GBP) 0.877 0.842 US Dollar (€1 = US $) 1.081 1.094 Underlying sales growth (USG) Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals, changes in currency and price growth in excess of 26% in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. The reconciliation of changes in the GAAP measure turnover to USG is provided in notes 3 and 4. Underlying price growth (UPG) Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price, we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG above. The measures and the related turnover GAAP measure are set out in notes 3 and 4. Underlying volume growth (UVG) Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices. The measures and the related turnover GAAP measure are set out in notes 3 and 4. Non-underlying items Several non-GAAP measures are adjusted to exclude items defined as non-underlying due to their nature and/or frequency of occurrence. •      Non-underlying items within operating profit are: gains or losses on business disposals, acquisition and disposal related costs, restructuring costs, impairments and other items within operating profit classified here due to their nature and frequency. •      Non-underlying items not in operating profit but within net profit are: net monetary gain/(loss) arising from hyperinflationary economies and significant and unusual items in net finance cost, share of profit/(loss) of joint ventures and associates and taxation. •      Non-underlying items are: both non-underlying items within operating profit and those non-underlying items not in operating profit but within net profit. Underlying operating profit (UOP) and underlying operating margin (UOM) Underlying operating profit and underlying operating margin mean operating profit and operating margin before the impact of non-underlying items within operating profit. Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for making decisions about allocating resources and assessing performance of the segments. The reconciliation of operating profit to underlying operating profit is as follows:   € million First Half (unaudited) 2023 2022   Operating profit 5,516 4,500 Non-underlying items within operating profit (see note 2) (308) 544 Underlying operating profit 5,208 5,044 Turnover 30,428 29,623 Operating margin (%) 18.1 15.2 Underlying operating margin (%) 17.1 17.0 Underlying effective tax rate The underlying effective tax rate is calculated by dividing taxation excluding the tax impact of non- underlying items by profit before tax excluding the impact of non-underlying items and share of net (profit)/loss of joint ventures and associates. This measure reflects the underlying tax rate in relation to profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates. Tax impact on non-underlying items within operating profit is the sum of the tax on each non-underlying item, based on the applicable country tax rates and tax treatment. This is shown in the following table: € million First Half (unaudited) 2023 2022   Taxation 1,385 1,143 Tax impact of: Non-underlying items within operating profit(a) (111) 102 Non-underlying items not in operating profit but within net profit(a) (80) (63) Taxation before tax impact of non-underlying items 1,194 1,182 Profit before taxation 5,267 4,359 Share of net (profit)/loss of joint ventures and associates (118) (97) Profit before tax excluding share of net profit/(loss) of joint ventures and associates 5,149 4,262 Non-underlying items within operating profit before tax(a) (308) 544 Non-underlying items not in operating profit but within net profit before tax 103 38 Profit before tax excluding non-underlying items before tax and share of net profit/ (loss) of joint ventures and associates 4,944 4,844 Effective tax rate (%) 26.9 26.8 Underlying effective tax rate (%) 24.2 24.4 (a) See note 2.

Underlying earnings per share Underlying earnings per share (underlying EPS) is calculated as underlying profit attributable to shareholders' equity divided by the diluted average number of ordinary shares. In calculating underlying profit attributable to shareholders' equity, net profit attributable to shareholders' equity is adjusted to eliminate the post-tax impact of non-underlying items. This measure reflects the underlying earnings for each share unit of the Group. Refer to note 6 for reconciliation of net profit attributable to shareholders' equity to underlying profit attributable to shareholders' equity. Constant underlying EPS Constant underlying earnings per share (constant underlying EPS) is calculated as underlying profit attributable to shareholders' equity at constant exchange rates and excluding the impact of both translational hedges and price growth in excess of 26% per year in hyperinflationary economies divided by the diluted average number of ordinary shares. This measure reflects the underlying earnings for each share unit of the Group in constant exchange rates. The reconciliation of underlying profit attributable to shareholders' equity to constant underlying earnings attributable to shareholders' equity and the calculation of constant underlying EPS is as follows:   € million First Half (unaudited) 2023 2022   Underlying profit attributable to shareholders' equity (see note 6) 3,534 3,440 Impact of translation from current to constant exchange rates and translational hedges 330 - Impact of price growth in excess of 26% per year in hyperinflationary economies (149) - Constant underlying earnings attributable to shareholders' equity 3,715 3,440 Diluted average number of share units (millions of units) 2,536.8 2,566.2 Constant underlying EPS (€) 1.46 1.34 Net debt Net debt is a measure that provides valuable additional information on the summary presentation of the Group's net financial liabilities and is a measure in common use elsewhere. Net debt is defined as the excess of total financial liabilities, excluding trade payables and other current liabilities, over cash, cash equivalents and other current financial assets, excluding trade and other current receivables, and non-current financial asset derivatives that relate to financial liabilities. The reconciliation of total financial liabilities to net debt is as follows: € million As at 30 June 2023 As at 31 December 2022 As at 30 June 2022(unaudited) Total financial liabilities           (30,708)           (29,488)           (33,961) Current financial liabilities              (6,715)              (5,775)              (9,032) Non-current financial liabilities           (23,993)           (23,713)           (24,929) Cash and cash equivalents as per balance sheet             4,994             4,326             5,411 Cash and cash equivalents as per cash flow statement                 4,870                 4,225                 5,274 Add: bank overdrafts deducted therein                     124                     101                     157 Less: cash and cash equivalents held for sale                          -                          -                    (20) Other current financial assets             1,376             1,435             1,435 Non-current financial asset derivatives that relate to financial liabilities                  31                  51                  60 Net debt         (24,307)         (23,676)         (27,055) Free cash flow (FCF) Within the Unilever Group, free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditure and net interest payments. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. FCF reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any. The reconciliation of cash flow from operating activities to FCF is as follows: € million First Half (unaudited) 2023 2022   Cash flow from operating activities 4,377 4,344 Income tax paid (1,011) (1,295) Net capital expenditure (548) (593) Net interest paid (364) (217) Free cash flow 2,454 2,239 Net cash flow (used in)/from investing activities (200) (432) Net cash flow (used in)/from financing activities (2,489) (924) USG, UVG, UPG, UOP, UOM, underlying EPS, constant underlying EPS, underlying effective tax rate, FCF and net debt are non-GAAP measures (see pages 8 to 11)   Other Information This document represents Unilever's half-yearly report for the purposes of the Disclosure Guidance and Transparency Rules (DTR) issued by the UK Financial Conduct Authority (DTR 4.2) and the Dutch Act on Financial Supervision, section 5:25d (8)/(9) (Half-yearly financial reports). In this context: (i) the condensed consolidated financial statements can be found on pages 15 to 27; (ii) pages 2 to 12 comprise the interim management report; and (iii) the Directors' responsibility statement can be found on page 13. This report has been reviewed in accordance with ISRE 2410 by our external auditors. No material related party transactions have taken place in the first six months of the year. Whilst Unilever has previously produced a half-yearly report containing condensed consolidated financial statements, those financial statements have not previously been subject to a review by an independent auditor. As a consequence, review procedures in accordance with ISRE 2410 have not been performed in respect of the comparative period for the six months ended 30 June 2022.   Principal Risk Factors On pages 68 to 75 of our 2022 Annual Report and Accounts we set out our assessment of the principal risk issues that would face the business under the headings: brand preference; portfolio management; climate change; plastic packaging; customer; talent; supply chain; safe and high quality products; systems and information; business transformation; economic and political instability; treasury and tax; ethical; and legal and regulatory. In our view, the nature and potential impact of such risks remain essentially unchanged as regards our performance over the second half of 2023.   Cautionary Statement This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance or outcomes. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current war in Ukraine. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2022 and the Unilever Annual Report and Accounts 2022.     Directors' Responsibility Statement The Directors declare that, to the best of their knowledge: · these condensed consolidated financial statements, which have been prepared in accordance with IAS 34 'Interim Financial Reporting', as issued by the International Accounting Standard Board and endorsed and adopted by the UK and the EU gives a true and fair view of the assets, liabilities, financial position and profit or loss of Unilever; and · the interim management report gives a fair review of the information required pursuant to regulations 4.2.7 and 4.2.8 of the Disclosure Guidance and Transparency Rules (DTR) issued by the UK Financial Conduct Authority and section 5:25d (8)/(9) of the Dutch Act on Financial Supervision (Wet op het financieel toezicht). Unilever's Directors are listed in the Annual Report and Accounts for 2022. Details of all current Directors are available on our website at www.unilever.com   By order of the Board     Hein Schumacher Graeme Pitkethly Chief Executive Officer Chief Financial Officer 24 July 2023   Enquiries   Media: Media Relations Team Investors: Investor Relations Team UK +44 78 2527 3767 lucila.zambrano@unilever.com  or +44 77 7999 9683 NL +31 62 375 8385 marlous- den.bieman@unilever.com or +31 61 500 8293 fleur- van.bruggen@unilever.com investor.relations@unilever.com After the conference call on 25 July 2023 at 8AM (UK time), the webcast of the presentation will be available at: www.unilever.com/investor-relations/results-and-presentations/latest- results     Independent Review Report to Unilever PLC   Conclusion We have been engaged by Unilever Plc ("the Company") to review the condensed consolidated financial statements of Unilever Plc and its subsidiaries ("the Group") in the 2023 First Half Results for the six months ended 30 June 2023 which comprises the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, the consolidated balance sheet, the consolidated cash flow statement and the related explanatory notes. Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements in the 2023 First Half Results for the six months ended 30 June 2023 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted for use in the UK and the Disclosure Guidance and Transparency Rules ("the DTR") of the UK's Financial Conduct Authority ("the UK FCA").   Basis for conclusion We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity ("ISRE (UK) 2410") issued for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the 2023 First Half Results and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated financial statements. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.   Conclusions relating to going concern Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention that causes us to believe that the directors have inappropriately adopted the going concern basis of accounting, or that the directors have identified material uncertainties relating to going concern that have not been appropriately disclosed. jonathan.sibun@teneo.com This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the Group to cease to continue as a going concern, and the above conclusions are not a guarantee that the Group will continue in operation.   Directors' responsibilities The 2023 First Half Results is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the 2023 First Half Results in accordance with the DTR of the UK FCA. As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with international financial reporting standards (IFRS) as issued by the International Accounting Standards Board (IASB) and UK- adopted international accounting standards. The directors are responsible for preparing the condensed consolidated financial statements included in the 2023 First Half Results in accordance with IAS 34 as adopted for use in the UK. In preparing the condensed consolidated financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.   Our responsibility Our responsibility is to express to the Company a conclusion on the condensed consolidated financial statements in the 2023 First Half Results based on our review. Our conclusion, including our conclusions relating to going concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion section of this report.   The purpose of our review work and to whom we owe our responsibilities This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the DTR of the UK FCA. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.   Jonathan Mills for and on behalf of KPMG LLP Chartered Accountants 15 Canada Square London, E14 5GL 24 July 2023     Consolidated income statement   € million First Half (unaudited) 2023 2022 Change   Turnover 30,428 29,623 2.7% Operating profit 5,516 4,500 22.6% Net finance costs (259) (227) Pensions and similar obligations 50 22 Finance income 208 105 Finance costs (517) (354) Net monetary gain/(loss) arising from hyperinflationary economies (98) (38) Share of net profit/(loss) of joint ventures and associates 118 97 Other income/(loss) from non-current investments and associates (10) 27 Profit before taxation 5,267 4,359 20.8% Taxation (1,385) (1,143) Net profit 3,882 3,216 20.7% Attributable to: Non-controlling interests 334 311 Shareholders' equity 3,548 2,905 22.1% Earnings per share Basic earnings per share (euros) 1.41 1.14               23.7% Diluted earnings per share (euros) 1.40 1.13               23.6%   Consolidated statement of comprehensive income   € million First Half (unaudited) 2023 2022

  Net profit 3,882 3,216 Other comprehensive income Items that will not be reclassified to profit or loss, net of tax: Gains/(losses) on equity instruments measured at fair value through other comprehensive income (34) 52 Remeasurement of defined benefit pension plans (47) 1,463 Items that may be reclassified subsequently to profit or loss, net of tax: Gains/(losses) on cash flow hedges (22) 51 Currency retranslation gains/(losses) (555) 1,309 Total comprehensive income 3,224 6,091 Attributable to: Non-controlling interests 284 384 Shareholders' equity 2,940 5,707   Consolidated statement of changes in equity (unaudited) € million Called up share capital Share premium account Unification reserve Other reserves Retained profit Total Non- controlling interest Total equity First half - 2023 01 January 2023 92 52,844 (73,364) (10,804) 50,253 19,021 2,680 21,701 Profit or loss for the period - - - - 3,548 3,548 334 3,882 Other comprehensive income, net of tax: Gains/(losses) on: Equity instruments - - - (33) - (33) (1) (34) Cash flow hedges - - - (22) - (22) - (22) Remeasurements of defined benefit pension plans - - - - (48) (48) 1 (47) Currency retranslation gains/(losses) (e) - - - (736) 231 (505) (50) (555) Total comprehensive income - - - (791) 3,731 2,940 284 3,224 Dividends on ordinary capital - - - - (2,172) (2,172) - (2,172) Repurchase of shares(a) - - - (753) - -753 - (753) Movements in treasury shares(b) - - - 69 (68) 1 - 1 Share-based payment credit(c) - - - - 159 159 - 159 Dividends paid to non-controlling interests - - - - - - (276) (276) Hedging gain/(loss) transferred to non-financial assets - - - 78 - 78 - 78 Other movements in equity - - - 5 (22) (17) (24) (41) 30 June 2023 92 52,844 (73,364) (12,196) 51,881 19,257 2,664 21,921   First half - 2022 1 January 2022 92 52,844 -73,364 -9,210 46,745 17,107 2,639 19,746 Profit or loss for the period - - - - 2,905 2,905 311 3,216 Other comprehensive income, net of tax: Gains/(losses) on: Equity instruments - - - 44 - 44 8 52 Cash flow hedges - - - 48 - 48 3 51 Remeasurements of defined benefit pension plans - - - - 1,462 1,462 1 1,463 Currency retranslation gains/(losses) - - - 1,240 8 1,248 61 1,309 Total comprehensive income - - - 1,332 4,375 5,707 384 6,091 Dividends on ordinary capital - - - - (2,195) (2,195) - (2,195) Repurchase of shares(a) - - - (648) - (648) - (648) Movements in treasury shares(b) - - - 99 (107) (8) - (8) Share-based payment credit(c) - - - - 93 93 - 93 Dividends paid to non-controlling interests - - - - - - (309) (309) Hedging gain/(loss) transferred to non- financial assets - - - (133) - (133) (3) (136) Other movements in equity(d) - - - 2 216 218 14 232 30 June 2022 92 52,844 (73,364) (8,558) 49,127 20,141 2,725 22,866 (a)       Repurchase of shares reflects the cost of acquiring ordinary shares as part of the share buyback program announced on 10 February 2022. (b)      Includes purchases and sales of treasury shares, other than the share buyback programme and the transfer from treasury shares to retained profit of share-settled schemes arising from prior years and differences between purchase and grant price of share awards. (c)      The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees. (d)      Includes a hyperinflation adjustment of €235 million in relation to Argentina. (e)      Includes a hyperinflation adjustment of €247 million in relation to Argentina and Turkey.   Consolidated balance sheet   (unaudited)       € million As at 30 June 2023 As at 31 December 2022 As at 30 June 2022 Non-current assets       Goodwill               21,299               21,609             21,571 Intangible assets               18,664               18,880             18,935 Property, plant and equipment               10,590               10,770             10,733 Pension asset for funded schemes in surplus                 4,244                 4,260                6,581 Deferred tax assets                 1,084                 1,049                1,559 Financial assets                 1,220                 1,154                1,286 Other non-current assets                     952                     942                1,023                58,053              58,664             61,688 Current assets       Inventories                 5,668                 5,931                5,893 Trade and other current receivables                 8,046                 7,056                7,309 Current tax assets                     254                     381                   324 Cash and cash equivalents                 4,994                 4,326                5,411 Other financial assets                 1,376                 1,435                1,435 Assets held for sale                       18                       28                2,832                20,356               19,157             23,204         Total assets               78,409               77,821             84,892         Current liabilities       Financial liabilities                 6,715                 5,775                9,032 Trade payables and other current liabilities               17,367               18,023             17,151 Current tax liabilities                     891                     877                1,327 Provisions                     634                     748                   640 Liabilities held for sale                         -                         4                   788                 25,607               25,427             28,938 Non-current liabilities       Financial liabilities               23,993               23,713             24,929 Non-current tax liabilities                     280                       94                   163 Pensions and post-retirement healthcare liabilities:       Funded schemes in deficit                     431                     613                   362 Unfunded schemes                 1,040                 1,078                1,189 Provisions                     547                     550                   621 Deferred tax liabilities                 4,410                 4,375                5,523 Other non-current liabilities                     180                     270                   301                30,881              30,693             33,088         Total liabilities              56,488              56,120             62,026         Equity       Shareholders' equity               19,257               19,021             20,141 Non-controlling interests                 2,664                 2,680                2,725 Total equity              21,921               21,701             22,866         Total liabilities and equity               78,409               77,821             84,892   Consolidated cash flow statement (unaudited) First Half € million 2023 2022 Net profit                 3,882                 3,216 Taxation                 1,385                 1,143 Share of net (profit)/loss of joint ventures/associates and other (income)/loss from non-current investments and associates                 (108)                 (124) Net monetary (gain)/loss arising from hyperinflationary economies                       98                       38 Net finance costs                     259                     227 Operating profit                 5,516                 4,500       Depreciation, amortisation and impairment                     754                     842 Changes in working capital              (1,331)              (1,116) Pensions and similar obligations less payments                 (103)                    (49) Provisions less payments                 (122)                     135 Elimination of (profits)/losses on disposals                 (507)                    (28) Non-cash charge for share-based compensation                     159                       93 Other adjustments                       11                    (33) Cash flow from operating activities                 4,377                 4,344 Income tax paid              (1,011)              (1,295) Net cash flow from operating activities                 3,366                 3,049       Interest received                     139                     106 Net capital expenditure                 (548)                 (593) Acquisitions and disposals                     352                         2 Other investing activities                 (143)                       53       Net cash flow (used in)/from investing activities                 (200)                 (432)       Dividends paid on ordinary share capital              (2,202)              (2,176) Interest paid                 (503)                 (323) Change in financial liabilities                 1,230                 2,500 Repurchase of shares                 (753)                 (648) Other financing activities                 (261)                 (277)       Net cash flow (used in)/from financing activities             (2,489)                 (924)       Net increase/(decrease) in cash and cash equivalents                     677                 1,693       Cash and cash equivalents at the beginning of the period                 4,225                 3,387       Effect of foreign exchange rate changes                    (32)                     194       Cash and cash equivalents at the end of the period                 4,870                 5,274   Notes to the condensed consolidated financial statements   (unaudited) 1. Accounting information and policies   These condensed consolidated financial statements are prepared in accordance with IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board (IASB) and as adopted for use in the UK. As required by the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority, the condensed consolidated financial statements have been prepared applying the accounting policies and presentation that were applied in the preparation of the Group's published consolidated financial statements for the year ended 31 December 2022. In preparing these condensed consolidated financial statements, judgements and estimates that affect the application of accounting policies used by management have remained consistent with those applied in the consolidated financial statements for the year ended 31 December 2022. These condensed consolidated financial statements have been reviewed by our independent auditor KPMG LLP. The comparative information presented in the condensed consolidated financial statements have not previously been subject to a review by an independent auditor. Management have produced forecasts which have been modelled for different plausible scenarios. These scenarios confirm the Group is able to generate profits and cash in the year ended 31 December 2023 and beyond. As a result, the Directors have a reasonable expectation that the Group has adequate resources to meet its obligations as they fall due for a period of at least 12 months from the date of signing these condensed consolidated financial statements. Accordingly, they continue to adopt the going concern basis in preparing the half year condensed consolidated financial statements. The condensed consolidated financial statements are shown at current exchange rates with year- on-year changes shown to facilitate comparison. The consolidated income statement on page 15, the consolidated statement of comprehensive income on page 15, the consolidated statement of changes in equity on page 16 and the consolidated cash flow statement on page 18 are translated at exchange rates current in each period. The consolidated balance sheet on page 17 is translated at period-end rates of exchange. The condensed consolidated financial statements attached do not constitute the full financial statements within the meaning of section 434 of the UK Companies Act 2006. The comparative figures for the financial year ended 31 December 2022 are not Unilever PLC's statutory accounts for that financial year. The annual financial statements of the Group are prepared in accordance with international financial reporting standards (IFRS) as issued by the International Accounting Standards Board (IASB) and UK adopted international accounting standards and in accordance with the requirements of the UK Companies Act 2006. Those accounts for the year ended 31 December 2022 have been reported on by the Group's auditor and delivered to the Registrar of Companies. The report of the auditor on these accounts was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498 (2) or (3) of the UK Companies Act 2006. New accounting standards As of 1 January 2023, IFRS 17 'Insurance Contracts' has been adopted by the Group. The standard introduces a new model for accounting for insurance contracts. We have reviewed existing arrangements and concluded that IFRS 17 does not impact the condensed consolidated financial statements. As of 23 May 2023, amendments to IAS 12 'Income Taxes' came into effect relating to International Tax Reform - Pillar Two Model Rules, which were endorsed by the UK Endorsement Board on 19 July, whereby an entity shall disclose qualitative and quantitative information about its exposure to Pillar Two income taxes at the end of the reporting period. The amendments provide a temporary mandatory exemption from deferred tax accounting for the top-up tax, which is effective immediately. The expected impact of this amendment will be disclosed within the 2023 Annual Report. All other new standards or amendments issued by the IASB and UK Endorsement Board that are effective or not yet effective, are either not applicable or not material to the Group.

(unaudited)

2. Significant items within the income statement

Non-underlying items

These include non-underlying items within operating profit and non-underlying items not in operating profit but within net profit:

- **Non-underlying items within operating profit** are gains or losses on business disposals, acquisition and disposal related costs, restructuring costs, impairments and other items within operating profit classified here due to their nature and frequency.
- **Non-underlying items not in operating profit but within net profit** are net monetary gain/(loss) arising from hyperinflationary economies and significant and unusual items in net finance cost, share of profit/(loss) of joint ventures and associates and taxation.

Restructuring costs are charges associated with activities planned by management that significantly change either the scope of the business or the manner in which it is conducted.

€ million	**First Half**	
	2023	**2022**
Acquisition and disposal-related credits/(costs) [(a)]	(52)	(87)
Gain/(loss) on disposal of group companies[(b)]	528	21
Restructuring costs[(c)]	(184)	(359)
Impairments[(d)]	(1)	(4)
Other[(e)]	17	(115)
Non-underlying items within operating profit before tax	308	(544)
Tax on non-underlying items within operating profit	(111)	102
Non-underlying items within operating profit after tax	197	(442)
Interest related to the UK tax audit of intangible income and centralised services	(5)	-
Net monetary gain/(loss) arising from hyperinflationary economies	(98)	(38)
Non-underlying items not in operating profit but within net profit before tax	(103)	(38)
Tax impact of non-underlying items not in operating profit but within net profit:		
Taxes related to separation of Ekaterra	(6)	(39)
Taxes related to the UK tax audit of intangible income and centralised services	1	-
Hyperinflation adjustment for Argentina and Turkey deferred tax	(75)	(24)
Non-underlying items not in operating profit but within net profit after tax	(183)	(101)
Non-underlying items after tax[(f)]	14	(543)
Attributable to:		
Non-controlling interests	-	(8)
Shareholders' equity	14	(535)

(a) 2023 includes a charge of €4 million (2022: €56 million) relating to the disposal of ekaterra and other acquisition and disposal activities.

(b) 2023 includes a gain of €497 million related to the disposal of Suave business in North America.

(c) Restructuring costs are comprised of organisational change programmes including Compass and various technology and supply chain optimisation projects.

(d) Impairments include write downs of leased land and building assets.

(e) 2022 comprised of €40 million of asset write-downs relating to our businesses in Russia and Ukraine and €75 million relating to legal provisions for ongoing competition investigations.

(f) Non-underlying items after tax is calculated as non-underlying items within operating profit after tax plus non-underlying items not in operating profit but within net profit after tax.

(unaudited)

3. Segment information - Business Groups

Second Quarter	Beauty & Wellbeing	Personal Care	Home Care	Nutrition	Ice Cream	Total
Turnover (€ million)						
2022	2,999	3,420	3,092	3,596	2,703	15,810
2023	3,143	3,519	3,057	3,260	2,760	15,739
Change (%)	4.8	2.9	(1.1)	(9.3)	2.1	(0.4)
Impact of:						
Acquisitions (%)	3.7	-	-	-	-	0.7
Disposals (%)	(1.7)	(0.6)	-	(12.6)	-	(3.3)
Currency-related items (%), of which:	(5.5)	(5)	(7.3)	(4.7)	(3.3)	(5.2)
Exchange rates changes (%)	(6.7)	(6.6)	(9.9)	(6.1)	(5.8)	(7)
Extreme price growth in hyperinflationary markets* (%)	1.4	1.7	2.8	1.4	2.7	2
Underlying sales growth (%)	**8.8**	**9.0**	**6.7**	**8.9**	**5.6**	**7.9**
Price* (%)	3.7	5.4	9.0	11.8	12.1	8.2
Volume (%)	4.9	3.4	(2.1)	(2.6)	(5.8)	(0.3)

First Half	Beauty & Wellbeing	Personal Care	Home Care	Nutrition	Ice Cream	Total
Turnover (€ million)						
2022	5,731	6,445	6,024	7,107	4,316	29,623
2023	6,225	6,911	6,205	6,601	4,486	30,428
Change (%)	8.6	7.3	3	(7.1)	3.9	2.7
Impact of:						
Acquisitions (%)	3.6	-	-	-	-	0.7
Disposals (%)	(1)	(0.3)	-	(13.1)	-	(3.4)
Currency-related items (%), of which:	(3)	(2.9)	(5)	(3.2)	(1.7)	(3.2)
Exchange rates changes (%)	(4.3)	(4.5)	(7.7)	(4.5)	(4)	(5)
Extreme price growth in hyperinflationary markets* (%)	1.3	1.7	2.9	1.3	2.4	1.9
Underlying sales growth (%)	**9.1**	**10.8**	**8.4**	**10.4**	**5.7**	**9.1**
Price* (%)	5.1	7.3	11.2	12.6	11.5	9.4
Volume (%)	3.8	3.2	(2.5)	(1.9)	(5.2)	(0.2)

Operating profit (€ million)						
2022	995	1,174	609	1,124	598	4,500
2023	1,237	1,691	731	1,213	644	5,516
Underlying operating profit (€ million)						
2022	1,083	1,295	723	1,253	690	5,044
2023	1,179	1,381	763	1,214	671	5,208
Operating margin (%)						
2022	17.4	18.2	10.1	15.8	13.9	15.2
2023	19.9	24.5	11.8	18.4	14.4	18.1
Underlying operating margin (%)						
2022	18.9	20.1	12.0	17.6	16.0	17.0
2023	18.9	20.0	12.3	18.4	15.0	17.1

*Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments. Underlying operating margin is calculated as underlying operating profit divided by turnover.

(unaudited)

4. Segment information - Geographical area

Second Quarter	**Asia Pacific Africa**	**The Americas**	**Europe**	**Total**
Turnover (€ million)				
2022	7,061	5,414	3,335	15,810
2023	6,699	5,700	3,340	15,739
Change (%)	(5.1)	5.3	0.1	(0.4)
Impact of:				
Acquisitions (%)	-	2.0	-	0.7
Disposals (%)	(3.3)	(3.4)	(3.1)	(3.3)
Currency-related items (%), of which:	(9.4)	(2.4)	(0.9)	(5.2)
Exchange rate changes (%)	(11.2)	(5.4)	(0.9)	(7.0)
Extreme price growth in hyperinflationary markets (%)*	1.9	3.2	-	2.0
Underlying sales growth (%)	**8.3**	**9.5**	**4.3**	**7.9**
Price* (%)	6.5	6.4	15.5	8.2
Volume (%)	1.8	2.9	(9.7)	(0.3)

First Half	Asia Pacific Africa	The Americas	Europe	Total
Turnover (€ million)				
2022	13,701	9,941	5,982	29,623
2023	13,421	10,956	6,051	30,428
Change (%)	(2.0)	10.2	1.2	2.7
Impact of:				
Acquisitions (%)	-	2.0	-	0.7
Disposals (%)	(3.6)	(2.9)	(3.7)	(3.4)
Currency-related items (%), of which	(6.9)	0.5	(1.3)	(3.2)
Exchange rate changes (%)	(8.6)	(2.3)	(1.3)	(5.0)
Extreme price growth in hyperinflationary markets (%)*	1.9	2.9	-	1.9
Underlying sales growth (%)	**9.1**	**10.6**	**6.4**	**9.1**
Price* (%)	8.0	8.6	14.2	9.4
Volume (%)	1.1	1.8	(6.8)	(0.2)

*Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

(unaudited)

5. Taxation

The effective tax rate for the first half is 26.9% compared with 26.8% in 2022. The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates.

Tax effects of components of other comprehensive income were as follows:

	First half					
	2023			2022		
€ million	Before tax	Tax (charge)/credit	After tax	Before tax	Tax (charge)/credit	After tax
Gains/(losses) on:						
Equity instruments at fair value through other comprehensive income	(34)	-	(34)	49	3	52
Cash flow hedges	(20)	(2)	(22)	26	25	51
Remeasurements of defined benefit pension plans	(90)	43	(47)	2,037	(574)	1,463
Currency retranslation gains/(losses)	(535)	(20)	(555)	1,317	(8)	1,309
Other comprehensive income	**(679)**	**21**	**(658)**	**3,429**	**(554)**	**2,875**

6. Earnings per share

The earnings per share calculations are based on the average number of share units representing the ordinary shares of PLC in issue during the period, less the average number of shares held as treasury shares.

In calculating diluted earnings per share and underlying earnings per share, a number of adjustments are made to the number of shares, principally the exercise of share plans by employees.

Earnings per share for total operations for the twelve months were calculated as follows:

	First Half	
	2023	**2022**
EPS - Basic		
Net profit attributable to shareholders' equity (€ million)	3,548	2,905
Average number of shares (millions of share units)	2,523.9	2,557.3
EPS - basic (€)	1.41	1.14
EPS - Diluted		
Net profit attributable to shareholders' equity (€ million)	3,548	2,905
Adjusted average number of shares (millions of share units)	2,536.8	2,566.2
EPS - diluted (€)	1.40	1.13
Underlying EPS		
Net profit attributable to shareholders' equity (€ million)	3,548	2,905
Post-tax impact of non-underlying items attributable to shareholders' equity (see note 2)	(14)	535
Underlying profit attributable to shareholders' equity	3,534	3,440
Adjusted average number of shares (millions of share units)	2,536.8	2,566.2
Underlying EPS - diluted (€)	1.39	1.34

In calculating underlying earnings per share, net profit attributable to shareholders' equity is adjusted to eliminate the post-tax impact of non-underlying items.

During the period the following movements in shares have taken place:

	Millions
Number of shares at 31 December 2022 (net of treasury shares)	2,529.0
Net movements in shares under incentive schemes	1.5
Shares repurchased under the share buyback programme	(15.5)
Number of shares at 30 June 2023	2,515.0

7. Acquisitions and disposals

In the first half of 2023, the Group completed the following business acquisitions and disposals:

Deal completion date	**Acquired/disposed business**
10 January 2023	Acquired 51% of Zywie Ventures Private Limited ("OZiva"), a leading plant-based, and clean-label consumer wellness brand focused on the need spaces such as Lifestyle Protein, Hair & Beauty Supplements and Women's health.

1 May 2023	Sold Suave brand in North America to Yellow Wood Partners LLC. The Suave beauty and personal care brand includes hair care, skin care, skin cleansing and deodorant products.

On 1 May 2023, Unilever sold the North America Suave business to Yellow Wood Partners LLC for €592 million consideration. Profit on this disposal was €497 million, recognised as a non-underlying item (see note 2).

In addition to the completed transactions above, on 14 June 2023 the Group announced it had signed an agreement to acquire Yasso, a premium frozen Greek yogurt brand in the United States. The transaction is expected to be completed in Q3 2023.

8. Share buy-back

On 10 February 2022, we announced a share buyback programme of up to €3 billion to be completed over 2022 and 2023. During the first half of 2023, the Group repurchased 15,552,684 ordinary shares which are held by Unilever as treasury shares. Consideration paid for the repurchase of shares including transaction costs was €753 million which is recorded within other reserves.

(unaudited)

9. Financial instruments

The Group's Treasury function aims to protect the Group's financial investments, while maximising returns. The fair value of financial assets is the same as the carrying amount for 2023 and 2022. The Group's cash resources and other financial assets are shown below.

	30 June 2023			31 December 2022			30 June 2022		
	Current	Non-current	Total	Current	Non-current	Total	Current	Non-current	Total
Cash and cash equivalents									
Cash at bank and in hand	2,790	-	2,790	2,553	-	2,553	2,730	-	2,730
Short-term deposits[(a)]	1,804	-	1,804	1,743	-	1,743	2,481	-	2,481
Other cash equivalents[(b)]	400	-	400	30	-	30	200	-	200
	4,994	**-**	**4,994**	**4,326**	**-**	**4,326**	**5,411**	**-**	**5,411**
Other financial assets									
Financial assets at amortised cost[(c)]	727	352	1,079	772	232	1,004	756	220	976
Financial assets at fair value through other comprehensive income[(d)]	-	438	438	-	407	407	-	547	547
Financial assets at fair value through profit or loss:									
Derivatives	36	31	67	238	51	289	264	60	324
Other[(e)]	613	399	1,012	425	464	889	415	459	874
	1,376	**1,220**	**2,596**	**1,435**	**1,154**	**2,589**	**1,435**	**1,286**	**2,721**
Total financial assets[(f)]	**6,370**	**1,220**	**7,590**	**5,761**	**1,154**	**6,915**	**6,846**	**1,286**	**8,132**

(a) Short-term deposits typically have maturity of up to 3 months.

(b) Other cash equivalents include investments in overnight funds and treasury bills.

(c) Current financial assets at amortised cost include short term deposits with banks with maturities longer than three months excluding deposits which are part of a recognised cash management process and loans to joint venture entities. Non-current financial assets at amortised cost include judicial deposits of €228 million (31 December 2022: €199 million; 30 June 2022: €195 million).

(d) Included within non-current financial assets at fair value through other comprehensive income are equity investments.

(e) Other financial assets at fair value through profit or loss include money market funds, marketable securities, other capital market instruments and investments in companies and financial institutions in North America, North Asia, South Asia and Europe.

(f) Financial assets exclude trade and other current receivables.

The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following tables summarise the fair values and carrying amounts of financial instruments and the fair value calculations by category.

€ million	**Fair value**			**Carrying amount**		
	As at 30 June 2023	As at 31 December 2022	As at 30 June 2022	As at 30 June 2023	As at 31 December 2022	As at 30 June 2022
Financial assets						
Cash and cash equivalents	4,994	4,326	5,411	4,994	4,326	5,411
Financial assets at amortised cost	1,079	1,004	976	1,079	1,004	976
Financial assets at fair value through other comprehensive income	438	407	547	438	407	547
Financial assets at fair value through profit and loss:						
Derivatives	67	289	324	67	289	324
Other	1,012	889	874	1,012	889	874
	7,590	**6,915**	**8,132**	**7,590**	**6,915**	**8,132**
Financial liabilities						
Bank loans and overdrafts	(606)	(519)	(540)	(606)	(519)	(540)
Bonds and other loans	(26,265)	(25,136)	(30,089)	(27,599)	(26,512)	(31,007)
Lease liabilities	(1,428)	(1,408)	(1,585)	(1,428)	(1,408)	(1,585)
Derivatives	(618)	(631)	(548)	(618)	(631)	(548)
Other financial liabilities	(457)	(418)	(281)	(457)	(418)	(281)
	(29,374)	**(28,112)**	**(33,043)**	**(30,708)**	**(29,488)**	**(33,961)**

€ million	**As at 30 June 2023**			**As at 31 December 2022**			**As at 30 June 2022**		
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets at fair value									
Financial assets at fair value through other comprehensive income	14	3	421	5	3	399	11	3	533
Financial assets at fair value through profit or loss:									
Derivatives[(a)]	-	142	-	-	378	-	-	505	-
Other	613	-	399	428	-	461	420	-	454
Liabilities at fair value									
Derivatives[(b)]	-	(718)	-	-	(784)	-	-	(729)	-
Contingent consideration	-	-	(123)	-	-	(164)	-	-	(175)

(a) Includes €75 million (31 December 2022: €89 million; 30 June 2022: €181 million) derivatives, reported within trade receivables, that hedge trading activities.

(b) Includes €(100) million (31 December 2022: €(153) million; 30 June 2022: €(181) million) derivatives, reported within trade creditors, that hedge trading activities.

There were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2022. There were also no significant movements between the fair value hierarchy classifications since 31 December 2022.

The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature. The fair value of financial assets and financial liabilities (excluding listed bonds) is considered to be same as the carrying amount for 2023 and 2022.

Calculation of fair values

The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2022.

10. Dividends

The Board has declared a quarterly interim dividend for Q2 2023 of £0.3700 per Unilever PLC ordinary share or
€0.4268 per Unilever PLC ordinary share at the applicable exchange rate issued by WM/Reuters on 21 July 2023. The following amounts will be paid in respect of this quarterly interim dividend on the relevant payment date:

Per Unilever PLC ordinary share (traded on the London Stock Exchange):	£0.3700
Per Unilever PLC ordinary share (traded on Euronext in Amsterdam):	€0.4268
Per Unilever PLC American Depositary Receipt:	US$0.4746

The euro and US dollar amounts above have been determined using the applicable exchange rates issued by WM/ Reuters on 21 July 2023.

US dollar cheques for the quarterly interim dividend will be mailed on 31 August 2023 to holders of record at the close of business on 4 August 2023.

The quarterly dividend calendar for the remainder of 2023 will be as follows:

	Announcement date	Ex-Dividend Date	Record Date	Payment Date
Q2 2023 Dividend	25 July 2023	03 August 2023	04 August 2023	31 August 2023
Q3 2023 Dividend	26 October 2023	16 November 2023	17 November 2023	08 December 2023

(unaudited)

11. Events after the balance sheet date

There are no material post balance sheet events other than those mentioned elsewhere in this report.

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